Management’s Discussion and Analysis

In 2003, Enbridge increased earnings in each of its five
operating segments.

CONSOLIDATED RESULTS

Financial Highlights 1

(millions of Canadian dollars, except per share amounts)	2003	2002	2001
Earnings Applicable to Common Shareholders
Liquids Pipelines	213.5	189.6	164.4
Gas Pipelines	70.1	47.8	41.5
Sponsored Investments	234.3	(51.1)	37.2
Gas Distribution and Services	153.6	124.3	189.6
International	72.3	68.0	35.6
Corporate	(76.6)	(44.4)	(55.1)

Earnings from continuing operations	667.2	334.2	413.2
Discontinued operations	—	242.3	45.3

	667.2	576.5	458.5

Earnings Per Share
Earnings — Continuing operations	4.03	2.09	2.63
Earnings — Discontinued operations	—	1.51	0.28

	4.03	3.60	2.91

Diluted Earnings Per Share
Earnings – Continuing operations	4.00	2.06	2.60
Earnings – Discontinued operations	—	1.50	0.28

	4.00	3.56	2.88

Total Assets	13,823.3	12,987.4	13,127.7

Total Long-term Liabilities	7,347.5	7,438.5	6,885.8

Dividends Per Common Share	1.66	1.52	1.40

Common Share Dividends	283.9	251.1	227.5

1	Financial Highlights have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

16     Management’s Discussion and Analysis

Earnings for the year ended December 31, 2003 were $667.2 million, or $4.03 per share, compared with $576.5 million, or $3.60 per share, in 2002. Growth in earnings from all core business segments were noted, further buoyed by the positive effect of colder than normal weather in the Enbridge Gas Distribution franchise area in 2003. Significant incremental earnings were also noted in both Liquids and Gas Pipelines primarily due to the Company’s increased ownership interest in both Alliance Pipeline and Vector Pipeline. 2003 also marked the completion of the Terrace Phase III project and the storage cavern project, both providing a positive contribution to net earnings.

Significant factors and variances affecting consolidated earnings are as follows:

•	Sponsored Investments includes a $169.1 million after-tax gain on the sale of assets to Enbridge Income Fund (EIF) in 2003.

•	Sponsored Investments included an $82.2 million after-tax writedown recorded in 2002, relating to the Enbridge Midcoast Energy (Midcoast) assets.

•	Sponsored Investments includes a $20.3 million dilution gain in 2003 relating to two unit issuances by Enbridge Energy Partners (EEP). The prior year included only one dilution gain from EEP of $6.1 million.

•	Gas Distribution and Services includes the positive effect of colder than normal weather of $46.1 million in 2003. In 2002, warm weather negatively affected earnings by $29.3 million. The positive weather effect in 2003 is partially offset by several regulatory disallowances in 2003, including a $4.6 million outsourcing disallowance, a $7.1 million gas cost disallowance, and a $26.0 million regulatory receivable writedown.

•	The results of Noverco, included in Gas Distribution and Services, reflect a $6.0 million dilution gain relating to a unit issuance by Gaz Metro Limited Partnership.

•	Corporate included a $17.8 million after-tax gain on a sale of marketable securities in 2002.

•	Each year includes the effect of the Alberta 0.5% tax rate reductions. The 2003 results also include the effect of a higher federal future tax rate since federal surtax will apply when large corporations tax is eliminated. These tax rate changes result in a $7.1 million net charge to earnings in 2003 compared with a net recovery of $1.4 million in the prior year.

•	Discontinued operations included a $240.0 million after-tax gain on the sale of the retail Energy Services business in 2002.

Enbridge made several strategic achievements during the year.

•	The creation of the Enbridge Income Fund, on June 30, 2003, seeded with assets from the Company.

•	Growth in core businesses through the acquisition of additional interests in the Alliance Pipeline, the Aux Sable NGL facility, and the Vector Pipeline. The Company also acquired a 90% interest in the Cushing-to-Chicago Pipeline System during 2003. Upon reversal, this pipeline will provide crude oil shippers with access to new markets.

•	EEP has also actively pursued growth through a number of strategic acquisitions, which will support earnings growth in the future.

•	The completion and placement into service of the Terrace Phase III expansion on April 1, 2003. This increased delivery capacity by 140,000 barrels per day on the Enbridge and Lakehead Systems.

For the year ended December 31, 2002, earnings from continuing operations were $334.2 million, or $2.09 per share, compared with $413.2 million, or $2.63 per share, in 2001. Growth in earnings from the Liquids Pipelines and International operations, as well as higher earnings from EEP, were more than offset by the loss on sale of the United States assets of Enbridge Midcoast Energy, warmer weather than 2001, and the positive impact on earnings of income tax rate reductions in 2001.

Management’s Discussion and Analysis      17

Dividends paid on common shares increased in each of the last four years from growth in the dividend per share and a higher number of outstanding common shares. The quarterly dividend per share increased to $0.415 in the first quarter of 2003 from $0.38 per share established in the first quarter of 2002. In the first quarter of 2001, the quarterly dividend was raised to $0.35. This represents annual increases of 9.2%, 8.6% and 8.5%, respectively, and reflects the sustained growth in earnings over the period.

In 2003, the Company changed its financial reporting segments to better reflect the business operations and management structure of the Company. All financial information has been restated to reflect the new segments.

CORPORATE STRATEGY

Enbridge’s resources are focused on three broad strategic thrusts and three areas of increased emphasis. The major strategies are to:

•	continue to expand the Company’s core platforms, increase its asset base through a variety of means including organic growth and acquisition of strategic assets. The four core platforms are Liquids Pipelines, Gas Pipelines, Gas Distribution and Services and International;

•	capitalize on the Enbridge Energy Partners and Enbridge Income Fund vehicles through acquisition of assets from third parties and transfers of mature assets from Enbridge; and,

•	focus on operational excellence, including the application of incentive regulatory structures.

Strategic emphasis is placed on increasing the Company’s North American footprint, increasing the scale of operations, and developing and applying new technologies. Enbridge’s proposed actions with respect to these strategies are described in the “Outlook” for each business unit.

The achievement of the Company’s major strategies is dependent on successful mitigation of business risks, discussed in each of the business segments. Enbridge believes it has identified and mitigated the risks, to the extent practical.

Enbridge remained on track with this strategy in 2003 and is committed to identifying and implementing the actions required to create value and sustainable growth.

LIQUIDS PIPELINES

Financial Results

(millions of Canadian dollars)	2003	2002	2001
Enbridge System	162.0	123.7	111.1
Athabasca System	44.8	41.2	29.9
NW System	8.3	9.5	9.5
Saskatchewan System	3.1	6.4	5.9
Feeder Pipelines and Other	(4.7)	8.8	8.0

	213.5	189.6	164.4

Business Activities

Liquids Pipelines activities consist of the operation of the Company’s pipelines that transport crude oil, natural gas liquids and refined products.

The mainline pipeline, comprised of the Enbridge System and the Lakehead System (the portion of the mainline pipeline in the United States is operated by Enbridge and owned by EEP), is the world’s longest crude oil pipeline system and is the primary transporter of crude oil from Western Canada to the United States. It is the only pipeline that transports crude oil from Western to Eastern Canada and serves all of the major refining centres in the Province of Ontario, as well as the Midwest region of the United States.

18 Management’s Discussion and Analysis

Enbridge also owns the Athabasca System and the NW System. The Athabasca System is a 545-kilometre (339-mile) pipeline that transports synthetic and heavy oil from north of Fort McMurray in Northern Alberta to the pipeline hub at Hardisty, Alberta. The Athabasca System also includes the MacKay River and Christina Lake lateral feeder lines and tankage facilities, as well as the Company’s interest in the Hardisty Cavern Storage Partnership. The NW System is an 864-kilometre (540-mile) pipeline that transports crude oil from Norman Wells, in the Northwest Territories to Zama, Alberta.

During the third quarter of 2003, the Company acquired a 90% interest in the Cushing-to-Chicago Pipeline System. This is a 1,050-kilometre (650-mile) pipeline that transports crude oil from Cushing, Oklahoma to Chicago, Illinois, with a service capacity of 300,000 barrels per day, including 4.3 million barrels of tankage. The pipeline is currently inactive except for an approximately 145-kilometre (90-mile) portion of the pipeline from Cushing to Caney, Kansas. Subject to acceptance of proposed tolling arrangements by Canadian producers and regulatory approval, Enbridge intends to reverse the flow of this pipeline by the end of 2004. The reversed line would be renamed the Spearhead Pipeline and would provide pipeline service from the Chicago area to the Cushing market.

Feeder Pipelines and Other primarily includes a number of liquids pipelines in the United States (Frontier, Toledo, Mustang and Chicap), as well as business development costs related to Liquids Pipelines activities.

Results of Operations

Earnings from Liquids Pipelines were $213.5 million for the year ended December 31, 2003, an increase of $23.9 million from 2002. The results reflect higher earnings from the Enbridge and Athabasca Systems, which include incremental earnings from Terrace Phase III and the cavern storage partnership. Offsetting these positive factors is a provision for costs associated with toll complaints on the Frontier pipeline and higher business development costs as the Company evaluates growth opportunities. In addition, the Saskatchewan System was sold to Enbridge Income Fund effective June 30, 2003; however, the Company continues to have an interest in this pipeline through its 41.9% ownership of Enbridge Income Fund, included in the Sponsored Investments segment.

Earnings were $189.6 million for the year ended December 31, 2002, compared with $164.4 million for 2001. The higher earnings resulted from expansions of the Enbridge and Athabasca Systems. Higher earnings from the Enbridge System were due to the request from shippers in mid-2001 to construct Phase III of the Terrace expansion, which resulted in incremental earnings and to Phase II of the Terrace expansion, which was placed into service in early 2002. These increases were partially offset by an adjustment to the power allowance credit due to shippers as a result of Terrace operating at less than capacity. The Athabasca System generated higher earnings due to the construction of new laterals and tankage, which commenced operations in the second half of 2002.

Enbridge System

In 2003, Enbridge System earnings were $38.3 million higher than last year primarily due to full year earnings from the Terrace Phase II expansion, incremental earnings from Terrace Phase III, which commenced operations ahead of schedule on April 1, 2003, lower depreciation rates as approved by the National Energy Board (NEB), as well as recognized power cost savings. Also contributing to the year-over-year variance is the negative effect of an adjustment to the power allowance credit due to shippers in 2002 as a result of Terrace operating at less than capacity.

Earnings from the Enbridge System increased to $123.7 million in 2002 from $111.1 million in 2001. The increase was mainly due to higher earnings from the Terrace expansion as Phase II was placed into service in early 2002 and Phase III was triggered in mid-2001. The increase in Terrace earnings was partially offset by an adjustment to the power allowance credit due to shippers as a result of Terrace operating at less than capacity.

Management’s Discussion and Analysis 19

Tolls on the Enbridge System are governed by the provisions of the Incentive Tolling Settlement (ITS). The ITS, which has been approved by the NEB, is in its second five-year term which expires on December 31, 2004. Under the ITS, tolls are determined based on a starting revenue requirement, which is adjusted each year for 75% of the change in the Gross Domestic Product Implicit Price Index. The ITS allows the Company and its customers to share in cost savings, protects Enbridge from fluctuations in volumes, and incorporates additional incentive mechanisms for electric power cost savings. Since electricity is used to power the pumping stations, power costs are a significant expense. The Company is allowed to earn a separate return on facilities expansions or additions that qualify as non-routine adjustments.

Since the inception of incentive tolling arrangements in 1995, through the cost performance sharing mechanism of the ITS, after-tax benefits by Enbridge and its customers of $96.8 million have been shared approximately 53% and 47%, respectively. Customers also have realized an additional after-tax benefit of $7.9 million through the power guarantee mechanism of the ITS.

Athabasca System

In 2003, earnings on the Athabasca System were $3.6 million higher than 2002, primarily due to a full year of earnings from the addition of the MacKay River lateral lines in late 2002. This was further enhanced by the development and commencement of operations, in November 2003, of cavern facilities to provide crude oil storage services. These facilities are located near Enbridge’s main pipeline terminal at Hardisty, Alberta, and are jointly owned by Enbridge and an industry partner. The facilities have storage capacity approximating 3.1 million barrels, all of which have been fully subscribed to under a long-term fee-for-service agreement with a major energy producer.

In 2002, the construction of additional tankage and terminal facilities at the Athabasca terminal in Fort McMurray increased the investment base resulting in higher earnings than in 2001.

The Company has a long-term contract with the major shipper on the Athabasca System. Earnings are recognized based on the contract terms negotiated with the major shipper. Differences between actual cash tolls and toll revenue as determined under the contract is recognized in the period. The deferred amounts will be collected over the term of the contract.

NW System

Earnings in the last three years from the NW System have been consistent and reflect the effect of a declining rate base. The declining rate base was offset by cost savings that generated incentive earnings in 2002 and 2001. 2003 does not include an incentive component as 2003 was a rebasing year. Earnings are based on an agreement with the primary shipper and are a product of a deemed common equity ratio of 55% and the NEB multi-pipeline rate of return on common equity, plus any incentive cost savings.

Saskatchewan System

The earnings decrease noted in the Saskatchewan System of $3.3 million from 2002 is due to the Company’s sale of this asset to EIF effective June 30, 2003.

Feeder Pipelines and Other

The earnings decrease in Feeder Pipelines and Other primarily reflects a provision for costs associated with toll complaints on Frontier. Business development costs were also higher in 2003 due to the continuing review of a number of liquids pipelines opportunities. Other factors contributing to the earnings variance include lower tolls on the Frontier Pipeline while the prior year included a positive revenue adjustment on the Toledo Pipeline.

20 Management’s Discussion and Analysis

Outlook

Enbridge System

The NEB approved the facilities application for construction of Phase III of the Terrace Expansion Project in Canada in April 2002. Phase III involved construction of 176 kilometres (110 miles) of 914-millimetre (36-inch) pipeline on the Lakehead System between Clearbrook, Minnesota and Superior, Wisconsin and pumping additions in both Canada and the United States. Phase III increased capacity by approximately 140,000 barrels per day when it was placed into service on April 1, 2003 and was requested by shippers to handle anticipated increases in oil sands volumes in the next few years.

Volumes transported are expected to increase in 2004 due to continuing increases in production from the oil sands region of Alberta. Oil sands production growth is more than offsetting declines in the Western Canadian Sedimentary Basin (WCSB) conventional production. Fluctuations in volumes do not impact the majority of net earnings from the Enbridge System due to provisions in the ITS.

The ITS allows Enbridge and its customers to share in cost savings achieved. The Company will continue to focus on operational excellence in order to ensure continued savings for customers and increased returns for shareholders.

Enbridge Athabasca System

The Enbridge Athabasca System is the only liquids pipeline directly linking both the Athabasca and Cold Lake oil sands deposits with the pipeline transportation hub at Hardisty, Alberta. With a design capacity of 570,000 barrels per day, the pipeline is well positioned to carry more of the region’s oil sands and heavy oil production in the future.

Earnings from the Athabasca System are expected to increase in 2004 as a result of a full year of operations from underground storage and other facilities placed into service in 2003.

Supply

Liquids supply growth from the WCSB is expected to continue to increase over the next 10 years. The NEB’s latest estimates for 2003 project WCSB production growth of oil sands and heavy oil volumes of 120,000 barrels per day over 2002 volumes, offset by a decline in conventional production of 35,000 barrels per day. The net increase in WCSB production of 85,000 barrels per day over 2002 levels translates into the highest level of production ever achieved by the WCSB and reflects the growth in bitumen and upgraded synthetic production.

Remaining established conventional oil reserves in Western Canada were estimated to be five billion barrels in 2002. During 2002, approximately 65% of volumes produced were replaced with reserve additions. Remaining established reserves from oil sands currently stand at 174 billion barrels, with nearly four billion barrels having been produced to date. According to the Oil and Gas Journal’s Worldwide Look at Reserves and Production, Canada’s reserves represent 14% of world oil reserves, second only to Saudi Arabia in size. 1

Capital Expenditures

Liquids Pipelines expects to spend approximately $80 million in 2004 for ongoing capital improvements and core maintenance capital projects relating to the main pipeline system. Additional expenditures of US$20 million are also expected in 2004 to reverse the flow of the Cushing-to-Chicago Pipeline System, which was acquired in 2003. At that time, the final payment of US$65 million will be paid to the vendor.

Business Risks

Supply and Demand

The operation of the Company’s liquids pipelines are dependent upon the supply of and demand for crude oil and other liquid hydrocarbons from Western Canada. Supply, in turn, is dependent upon a number of variables, including the availability and cost of capital for oil sands projects, the price of natural gas used for steam production, and the price of crude oil. Oil targeted drilling licenses in Western Canada increased 25% in 2003 from 2002. This strong drilling activity, along with the start-up of Shell’s Athabasca oil sands project, resulted in significant production growth over 2002. For 2004, growth is expected to continue with full year production from Shell’s Athabasca oil sands project and expansions at Cold Lake, and the completion of expansions at Syncrude and Suncor.

1 CAPP Statistical Handbook — current year

Management’s Discussion and Analysis      21

Historically, refiners in the U.S. Midwest have utilized large volumes of Western Canadian light crude versus other imported crude. Line 9 transports offshore crude to Ontario and is owned by Enbridge. Volumes on Line 9 have displaced some Canadian and U.S. domestic deliveries in the Ontario market, requiring an increase in deliveries to the U.S. Midwest, which has limits on the volume of Canadian crude which can be readily absorbed.

Following Canada’s ratification of the Kyoto Protocol, Enbridge has continued to assess the potential impact on oil sands investment. Moody’s Investors Service recently surveyed oil sands operators and concluded that Kyoto is expected to have a minimal effect on the development of Alberta’s oil sands resource. Enbridge is encouraged by this conclusion as it supports the sustainability of supply for liquids pipelines.

Regulation

Earnings from the Enbridge System and other liquids pipelines are subject to the actions of various regulators, including the NEB. Actions of the regulators related to tariffs, tolls and facilities impact earnings from these operations. The NEB prescribes a benchmark multi-pipeline rate of return on common equity. To the extent the NEB rate of return fluctuates, a portion of the earnings of the Enbridge System changes. The Company believes that regulatory risk has been reduced through the negotiation of long-term agreements, such as the ITS, with its customers.

Competition

The Enbridge System transported approximately 67% of total Western Canadian crude oil production in 2003 and provides approximately 77% of the capacity for the transportation of Western Canadian crude oil out of Canada. Competition among common carrier pipelines is based primarily upon the cost of transportation, access to supply, and proximity to markets. TransMountain Pipeline and Express Pipeline, as well as other common carriers, can be used by producers to ship Western Canadian crude oil to refineries in either Canada or the United States. Although the Company does not compete directly in the regions served by these other pipelines, producers can elect to have their crude oil refined elsewhere than delivery points on the Enbridge System. The Company believes that its liquids pipelines are serving larger markets and provide attractive options to producers in the WCSB due to their competitive tolls.

Increased competition could arise from new feeder systems servicing the same geographic regions as the Company’s feeder pipelines. Unused capacity on the Athabasca System should be more competitive than a new pipeline. Due to the size of the oil sands reserves, competitive pressures to provide economical transportation service continue.

Environment and Safety

Enbridge is committed to protecting the health and safety of employees, contractors and the general public, and to sound environmental stewardship. The Company believes that prevention of accidents and injuries, and protection of the environment benefits everyone and delivers increased value to shareholders, customers and employees. Enbridge has health and safety, and environmental management systems and has established policies, programs and practices for conducting safe and environmentally sound operations. These systems reflect industry best practices and are aligned with the ISO 14001 standard and the BSI-OHSAS 18001 specification for environmental, health and safety management systems. Regular reviews and audits are conducted to assess compliance with legislation and company policy.

Pipeline leaks are an inherent risk of operations. The Company has an extensive program to manage system integrity, which includes the development and use of predictive and detective in-line inspection tools. Maintenance, excavation and repair programs are directed to the areas of greatest benefit and pipe is replaced or repaired as required. The company also maintains comprehensive insurance coverage for significant pipeline leaks.

22      Management’s Discussion and Analysis

GAS PIPELINES

Financial Results

(millions of Canadian dollars)	2003	2002	2001
Alliance Pipeline (US)	40.3	19.6	19.0
Alliance Pipeline (Canada)	19.6	21.1	18.6
Vector Pipeline	10.2	7.1	3.9

	70.1	47.8	41.5

Business Activities

Gas Pipelines activities consist of investments in the Alliance and Vector pipelines, accounted for under proportionate consolidation.

Enbridge owns a 50.0% interest in Alliance Pipeline (US), the U.S. portion of a 3,000-kilometre (1,800-mile) pipeline that transports liquids-rich natural gas from Fort St. John, British Columbia to Chicago, Illinois. The Company provides operating services to and holds a 60% investment in Vector, which transports natural gas from Chicago to Dawn, Ontario. Both Alliance and Vector commenced operations in December 2000. Alliance and Vector have the capacity to deliver 1.55 billion cubic feet per day (bcfd) and 1.0 bcfd, respectively.

Alliance Pipeline (Canada) was sold to the Enbridge Income Fund effective June 30, 2003. Prior to this disposition, the Company had increased its ownership interest from 21.4% in 2001 to 37.1% in late 2002 and up to 50% in 2003.

Results of Operations

Earnings from Gas Pipelines were $70.1 million for the year ended December 31, 2003, an increase of $22.3 million from 2002. The higher earnings were primarily due to additional interests acquired in Alliance and Vector in 2003, partially offset by the sale of the Company’s interest in the Canadian portion of Alliance Pipeline in the second quarter.

Earnings were relatively constant between 2002 and 2001 with the exception of higher earnings from the Vector Pipeline.

Alliance Pipeline (US)

The increase in earnings of $20.7 million from Alliance Pipeline (US) in 2003, compared with 2002, reflects the acquisition of additional ownership interests of 1.1% in March 2003, 10.7% in April 2003, and 1.1% in October 2003. The Company’s current ownership is 50.0%.

In late 2002, the Company acquired an additional ownership interest of 15.7%. However, due to the timing of the transaction, there was no significant effect on 2002 earnings in comparison to 2001.

Alliance Pipeline (Canada)

Alliance Pipeline (Canada) is included in the results of EIF, in the Sponsored Investments segment, effective June 30, 2003. Prior to its sale to EIF, the Company’s ownership interest in Alliance Pipeline (Canada) had increased from 21.4% to 50.0%.

Vector Pipeline

The contribution from Vector is $3.1 million higher in 2003, compared with 2002, as a result of increased volumes and transportation margins, due to both colder than normal weather in Eastern Canada and higher storage injections. This is further enhanced by additional ownership interests of 15.0% acquired in the fourth quarter of 2003. The Company’s current ownership is 60.0%.

Earnings in 2002 were $3.2 million higher than in 2001 as a result of a one-time adjustment to depreciation expense, reflecting a revision to depreciation rates to be consistent with the rates approved by the Federal Energy Regulatory Commission (FERC). In addition, an adjustment was booked in 2001 to reverse earnings that were over accrued in 2000.

Management’s Discussion and Analysis     23

Outlook

Earnings from Alliance Pipeline (US) and Vector should increase in 2004 as a result of Enbridge’s higher ownership interest. There is no near-term requirement for further partner investment in either pipeline.

Supply and Demand for Natural Gas

North American natural gas demand is expected to grow at a modest rate for the next three to five years primarily driven by growth in power generation, which more than offsets declines in industrial demand. Demand growth is expected to be constrained by recent strong prices and increased volatility due to supply concerns from traditional sources. Over time, the entry of new supplies from the U.S. Rockies, Liquefied Natural Gas, and the Alaska North Slope/Mackenzie Delta are expected to alleviate supply concerns. This is expected to improve the stability of natural gas prices and provide a more favourable pricing structure that will facilitate further growth in the power generation market.

Business Risks

Alliance and Vector are regulated federally and are subject to regulatory risk. The Company believes that this risk has been mitigated through the execution of long-term contracts with customers. Currently, pipeline capacity out of the WCSB exceeds supply. Alliance has been unaffected but Vector has not fully contracted its capacity and, as a result, is negatively impacted by the basis (location) differential between Chicago and Dawn, Ontario.

Exposure to Shippers

Alliance is highly dependent upon the shippers for revenues from contracted capacity on the Alliance system. The failure of the shippers to perform their contractual obligations under the transportation contracts could have an adverse effect on the cash flows and financial condition of Alliance and could impair the ability of Alliance to meet its debt obligations and make distributions to its limited partners. A prolonged economic downturn in the energy industry, among other things, could impact the ability of some or all of the shippers to fulfill their obligations under the transportation contracts. To reduce this risk, Alliance has put certain controls in place to monitor the creditworthiness of each shipper.

Pipeline Operating Risk

As with any comprehensive pipeline system, the operation of Alliance and Vector involves many risks, including: the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to keep on hand adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of the respective systems. The occurrence or continuance of any of these events could increase the cost of operating Alliance or Vector and reduce transportation capacity, thereby impacting earnings. Risks of substantial costs and liabilities, including those from leaks and explosions, are inherent in pipeline operations and there can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damages to property and persons.

SPONSORED INVESTMENTS

Financial Results

(millions of Canadian dollars)	2003	2002	2001
Enbridge Energy Partners	27.3	19.5	12.5
Enbridge Income Fund	17.6	—	—
Enbridge Midcoast Energy	—	5.5	9.5
Gain on sale of assets to Enbridge Income Fund	169.1	—	—
Writedown of Enbridge Midcoast Energy assets	—	(82.2)	—
Dilution gains	20.3	6.1	15.2

	234.3	(51.1)	37.2

24      Management’s Discussion and Analysis

Business Activities

Sponsored Investments includes the Company’s ownership interests in the operations of EEP and EIF. Enbridge operates the assets of both investments.

Enbridge has an effective 12.2% ownership interest (2002 – 14.1%, 2001 – 13.6%) in EEP. This ownership interest represents the Company’s direct investment in EEP of 9.1% and an indirect investment of 3.1% through the Company’s 17.2% ownership interest in Enbridge Energy Management (EEM). Enbridge, as the general partner of EEP, receives incentive income based on the level of quarterly cash distributions. EEP owns the Lakehead System, a feeder pipeline in North Dakota, the Enbridge Midcoast Energy (Midcoast) assets, and natural gas gathering and processing assets in East Texas (East Texas System).

Effective June 30, 2003, Enbridge sold its 50% interest in the Canadian portion of Alliance Pipeline and 100% ownership of Enbridge Pipelines (Saskatchewan) Inc. to EIF. For the period prior to this sale, the operating results of Alliance Canada are included in Gas Pipelines, and the operating results of Enbridge Pipelines (Saskatchewan) Inc. are included in Liquids Pipelines. Thereafter, the operating results of these assets are included in EIF, which is a component of this segment.

In October 2002, Enbridge sold the United States assets of Midcoast to EEP. From May 2001 until October 2002, Enbridge owned 100% of Midcoast. The results of operations of Midcoast, in the preceding table, relate to the period when the assets were wholly-owned.

Results of Operations

For the year ended December 31, 2003, earnings were $234.3 million compared with a loss of $51.1 million for 2002. The current year results include an after-tax gain of $169.1 million on the sale of the Company’s interests in Alliance Pipeline (Canada) and Enbridge Pipelines (Saskatchewan) Inc. to EIF. The 2003 results also include dilution gains of $20.3 million, compared with $6.1 million in 2002. This reflects two unit issuances by EEP in 2003, compared with only one in the prior year.

Excluding the impact of these gains, earnings in this segment increased $102.1 million from 2002. A significant portion of this year-over-year change is due to an $82.2 million writedown recorded in 2002 on the sale of the Midcoast assets. The remainder of the $19.9 million increase is attributed to the creation of EIF, effective June 30, 2003, and incremental earnings in EEP from increased throughput on the Lakehead and North Dakota systems.

For the year ended December 31, 2002, earnings from Sponsored Investments decreased by $88.3 million from $37.2 million from 2001. The 2002 results included an $82.2 million writedown on the sale of the Midcoast assets. Excluding this writedown, earnings for 2002 were $6.1 million lower than 2001. Increased earnings from EEP resulted from the acquisitions of the North Dakota and East Texas Systems, and the Midcoast assets. These additional earnings were more than offset by lower earnings from Midcoast prior to its sale and higher dilution gains in 2001.

In October 2002, the Company closed the sale of the United States assets of Midcoast to EEP for consideration of US$820.0 million, including cash and the assumption of affiliate debt. Concurrent with the sale transaction, EEM, a subsidiary of Enbridge, completed an initial public offering of 9,000,000 shares representing limited liability company interests with limited voting rights. The net proceeds from the offering were used to purchase i-units, a new class of limited partnership interests, from EEP. The proceeds from the i-units were used to finance a portion of the acquisition cost of the assets. In connection with the offering, Enbridge purchased 17.2% of the EEM shares, increasing its effective ownership in EEP to 14.1% from 12.9%. EEM has no assets or operations other than those related to the interest in EEP and, by agreement, will manage the business and affairs of EEP.

Management’s Discussion and Analysis     25

Enbridge Energy Partners

Equity earnings in EEP improved in 2003, compared with 2002, due to higher incentive earnings earned by Enbridge as the general partner and improved results from the Lakehead System. The increased earnings also reflect incremental earnings from EEP’s acquisition of the Company’s Midcoast assets in October 2002, and increased throughput on the Lakehead and North Dakota systems.

The increased contribution from EEP in 2002 compared with 2001 resulted from the acquisitions of the North Dakota and East Texas Systems in 2001, which contributed a full year’s earnings in 2002. The acquisition of the Enbridge Midcoast Energy assets also increased earnings in the fourth quarter of 2002.

Enbridge Midcoast Energy

Midcoast was sold to EEP in October 2002. Enbridge purchased Midcoast in May 2001 for cash consideration of $561.8 million and the assumption of long-term debt. Earnings from Midcoast in 2002 were $5.5 million, a decrease of $4.0 million from the prior year. While 2002 results reflected improved operating performance, earnings were more than offset by adjustments related to 2001 that were recorded in 2002 and working capital and other closing adjustments identified prior to the disposition. Earnings for 2002 are for the period prior to the October 2002 disposition. Earnings for 2001 represent earnings from the May 2001 date of acquisition.

In March 2002, the Company acquired natural gas gathering and processing facilities in northeast Texas for approximately $290 million. These assets were included with Midcoast and were part of the October 2002 sale to EEP.

Enbridge Income Fund

In June 2003, the Company formed EIF. On formation, EIF acquired the Company’s 50% interest in the Canadian segment of Alliance Pipeline together with its 100% interest in the Saskatchewan System. EIF has positively contributed to the Company’s earnings in the year.

Outlook

Enbridge Energy Partners

Earnings from the Lakehead System and certain of the gas gathering assets are volume-sensitive and expected increases in volumes should have a positive impact on EEP’s earnings.

EEP is also expected to experience growth as it reaches new markets through assets acquired in 2003. Effective December 31, 2003, EEP closed its acquisition of the North Texas System, a collection of natural gas gathering and processing assets in North Texas. The system primarily serves the Fort Worth Basin, including growing production from the Barnett Shale zone.

Also in the fourth quarter of 2003, EEP announced that it had signed an agreement to acquire crude oil pipeline and storage systems in the U.S. Midcontinent. The assets being acquired serve refineries in the Midcontinent from the Cushing, Oklahoma hub and consist of approximately 615 miles (990 kilometres) of active crude oil pipelines and 9.5 million barrels of storage capacity. Included in these assets are the 433-mile (697-kilometre) Ozark Pipeline, which currently transports 170,000 barrels of crude oil per day from Cushing to Wood River, Illinois; the 47-mile (76-kilometre) West Tulsa Pipeline, which currently transports 55,000 barrels per day to two refineries in Oklahoma; and the Shell storage terminal at Cushing, which is one of the largest terminal facilities in North America with 8.3 million barrels of storage capacity. Most notably, though, this acquisition diversifies the Company’s sources of income from crude oil transportation and storage services, reducing its dependence on production from the WCSB.

Enbridge Income Fund

Enbridge Income Fund will continue to focus its efforts in 2004 on managing system assets and infrastructure, and further developing its operational procedures and processes with a view to maximizing available transportation capacity and the competitiveness of its tolls. The Fund remains confident that it will generate built-in, predictable growth in cash flow from its assets in order to provide modest but regular on-going distribution increases, supplemented with some acquisition-based growth.

26     Management’s Discussion and Analysis

Business Risks

All of the Company’s operations in Sponsored Investments are carried out through EEP and EIF and therefore the risks are limited to the percentage investment that the Company has in each entity.

Enbridge Energy Partners

Supply and Demand

The operation of the Lakehead System depends to a large extent on the volume of products transported on its pipeline systems. Decreases in the volume of products transported by the Partnership’s systems, whether caused by supply or demand factors, can directly affect EEP’s revenues and results of operations. The volume of shipments on the Lakehead System depends primarily on the supply of Western Canadian crude oil and the demand for crude oil in the Great Lakes and Midwest regions of the United States. EEP expects future increased supplies to come from the oil sands projects in Alberta. In addition, future plans to expand into the southern United States will increase demand for Western Canadian crude.

Supply is dependent upon a number of variables including the level of exploration, drilling, reserves and production of natural gas, crude oil and other liquid hydrocarbons. It is also impacted by the accessibility, price and quality of commodities available from alternate Canadian and U.S. sources, and the regulatory environments in Canada and the U.S., including the continued willingness of the governments of both countries to permit the export of natural gas, crude oil, and other liquid hydrocarbons from Canada to the United States on a commercially acceptable basis.

Certain of EEP’s natural gas gathering assets are also subject to changes in supply and demand for natural gas, natural gas liquids and related products. Commodity prices impact the willingness of natural gas producers to invest in additional infrastructure to produce natural gas.

Regulation

In the U.S., the interstate and intrastate gas pipelines owned and operated by EEP are subject to regulation by FERC or state regulators. Gas gathering currently is not subject to active regulation. Several of EEP’s assets are regulated by FERC and their revenues could decrease if tariff rates were protested.

Market Price Risk

EEP’s business is subject to commodity price risk for natural gas costs and natural gas liquids. Historically, these risks have been managed by using derivative financial instruments, fixing the prices of natural gas and natural gas liquids.

Enbridge Income Fund

Risks within EIF relate to Alliance Canada and the Saskatchewan System. Risks for Alliance Canada are similar to those identified under the Gas Pipelines segment, which includes the U.S. portion of the Alliance System. Below are risks identified within EIF directly related to the Saskatchewan System.

Supply and Demand

The majority of the volumes shipped on the Saskatchewan and Westspur pipeline systems are transported on terms similar to a common carrier basis with no specific on-going volume commitments. There is no assurance that shippers will continue to utilize these systems in the future or transport volumes on similar terms or at similar tolls.

Competition

The Saskatchewan System faces competition in pipeline transportation from other pipelines, as well as other forms of transportation, most notably trucking. For the Weyburn and Virden pipeline systems, which use market based tolls, the cost of alternative transportation options affects the rates that can be charged for transportation service on these pipelines. The cost of alternative transportation options also provides a competitive force on the Saskatchewan System’s cost of service based pipelines, the Saskatchewan and Westspur pipeline systems. These alternative transportation options could charge rates or provide service to locations that result in greater net profit for shippers with the effect of forcing the Saskatchewan System, for commercial reasons, to lower the transportation rates to avoid losing shippers, thereby reducing the Saskatchewan System’s cash flow from transportation services.

Management’s Discussion and Analysis     27

GAS DISTRIBUTION AND SERVICES

Financial Results

(millions of Canadian dollars)	2003	2002	2001
Enbridge Gas Distribution	103.0	85.3	156.1
CustomerWorks/ECS	16.9	10.7	14.3
Noverco	24.2	20.6	16.3
Other Gas Distribution	6.6	6.2	5.5
Enbridge Gas New Brunswick	4.4	3.6	2.3
Gas Services	(5.9)	(7.8)	(5.3)
Aux Sable	(6.9)	(3.1)	(6.2)
Other	11.3	8.8	6.6

	153.6	124.3	189.6

Business Activities

Gas Distribution and Services primarily includes the gas distribution operations of Enbridge Gas Distribution (EGD), CustomerWorks/ECS, the Company’s investment in Noverco, and other gas distribution activities in smaller franchise areas. This segment also includes the gas services business, which manages the Company’s merchant capacity commitments on Alliance and Vector; the Company’s investment in Aux Sable, which is accounted for through proportionate consolidation; as well as the equity investment in AltaGas Services.

EGD is Canada’s largest natural gas distribution company and has been in operation for more than 150 years. It serves over 1.7 million customers in Central and Eastern Ontario, Southwestern Quebec and parts of Northern New York State. Its operations in Ontario are regulated by the Ontario Energy Board (OEB).

CustomerWorks/ECS includes the operations of CustomerWorks LP, whose operations commenced on January 1, 2002, and provides services covering the entire meter-to-cash process, including many of the services which, until then, were provided by Enbridge Commercial Services (ECS). The results of ECS in 2002 and 2001 also include information technology and fleet services, which were rebundled into EGD in the fourth quarter of 2002. CustomerWorks was formed by Enbridge and Terasen and serves over 3.5 million customers including those of Terasen’s and Enbridge’s gas distribution operations. In August 2002, CustomerWorks outsourced the provision of its customer care services to a new entity owned and operated by Accenture Inc.

Enbridge owns an equity interest in Noverco through ownership of common shares and a cost investment through ownership of preference shares. Noverco is a holding company that owns an approximate 75% interest in Gaz Metro Limited Partnership, a gas distribution company operating in the province of Quebec and the state of Vermont, which has a 50% interest in TQM Pipeline, a pipeline transporting natural gas in Quebec.

The Company owns 63% of and operates Enbridge Gas New Brunswick (EGNB), the natural gas distribution franchise in the province of New Brunswick. EGNB is constructing a new distribution system and has approximately 2,300 customers. Over 200 kilometres (124 miles) of distribution main has been installed with the capability of attaching 6,000 customers. EGNB is regulated by the New Brunswick Board of Commissioners of Public Utilities.

Results of Operations

Earnings were $153.6 million for the year ended December 31, 2003, compared with $124.3 million in 2002. Higher earnings were attributable to colder than normal weather experienced in the EGD franchise area in 2003, further aided by a decrease in losses from Gas Services and an increased contribution from CustomerWorks/ECS.

28     Management’s Discussion and Analysis

Earnings from Gas Distribution and Services were $124.3 million for the year ended December 31, 2002, compared with $189.6 million in 2001. The results reflect strong operating performance from EGD, more than offset by a smaller positive impact of tax rate reductions in 2002 than in 2001. Earnings from Noverco were also lower in 2002 due to the positive effect of tax rate reductions on earnings in 2001.

Enbridge Gas Distribution

Earnings from EGD increased by $17.7 million in 2003 from 2002. The increase was due to higher gas distribution margins caused by increased distribution volume resulting from colder weather. This is partially offset by a $26.0 million regulatory receivable writedown related to a prior year, a $7.1 million OEB gas cost disallowance related to long-term transportation contracts and a $4.6 million OEB outsourcing disallowance. Had EGD experienced normal weather in its franchise area, reported net earnings would have decreased by approximately $46.1 million after tax. Normal weather is the weather forecast by EGD, in the Toronto area, including the impacts of both the long run and short run actual historical weather experience, more heavily weighted on the short run experience. The effect of weather is measured by degree-day deficiency and is calculated by accumulating, from October 1, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. This financial measure is unique to EGD and, due to differing franchise areas, is unlikely to be directly comparable to the impact of weather-normalized factors that may be identified by other companies. Moreover, normal weather may not be comparable year-to-year given that the forecasting model uses the degree-days from the most recent years to determine the estimate. This weather-normalized adjustment is consistent with the manner in which EGD calculates degree-days for regulatory purposes.

The results for 2002 decreased by $70.8 million from 2001 due to the effect of the significantly warmer than normal weather in 2002. On a weather-normalized basis, earnings would have been higher by $29.3 million after tax while, for 2001, earnings would have decreased $5.0 million. In addition, 2001 included the positive impact of tax rate reductions of $45.0 million.

Prior to 2000, EGD’s rates were typically determined using a cost-of-service methodology that allowed the revenues to be set to recover EGD’s forecast costs. Forecast costs included gas commodity and transportation, operation and maintenance, depreciation, income taxes and the debt and equity costs of financing the rate base. The rate base is the investment in all assets used in gas distribution, storage and transmission, as well as an allowance for working capital. A requested increase in rates to recover forecast costs reflects a revenue deficiency, while a reduction in rates reflects a revenue sufficiency. Under cost of service, it is the responsibility of EGD to demonstrate to the OEB the prudence of the costs it is forecasting to incur over the year. EGD does not profit from the sale of the natural gas commodity.

During the fiscal periods 2000 to 2002, EGD operated under a targeted Performance-Based Regulation plan (PBR plan). The PBR plan used a formula to calculate the level of operation and maintenance costs recoverable in rates. During the PBR period, the Company was allowed to retain any savings realized if it achieved lower operation and maintenance expenses than those calculated under the formula.

EGD’s 2003 rates were established pursuant to the cost-of-service methodology.

The allowed rate of return on common equity for EGD is based on the yield on Canadian government long-term bonds. For 2003, the allowed rate of return was 9.69% (2002 – 9.66%, 2001 – 9.54%) on a deemed common equity ratio of 35.0%.

Management’s Discussion and Analysis     29

Over the last four years, EGD added 209,000 customers, including over 50,000 customers (net) in 2003. EGD services approximately 95% of residential space heating in its franchise area. This growth was attributable to the continued preference for natural gas among homeowners, builders and business operators, primarily because of the ongoing price advantage of natural gas and environmental benefits over other forms of energy. The residential construction market showed continued strength in 2003, which fueled demand for natural gas used in space and water heating. In addition, builders are increasingly using portable natural gas-fired heaters during cold weather construction.

CustomerWorks/ECS

The contribution from CustomerWorks/ECS was $16.9 million for the year ended December 31, 2003, an increase of $6.2 million compared with the prior year. The main component of these earnings in 2003 is the contribution from CustomerWorks as the primary operations of ECS were rebundled into EGD at the end of 2002. In 2002, earnings from CustomerWorks were affected by activity levels, including customer service calls, which were lower due to warmer weather. In 2003, earnings reflect higher weather-related customer service call volumes and growth in the CustomerWorks customer base.

Lower earnings from CustomerWorks/ECS in 2002, compared with 2001, reflect the positive impact of tax rate reductions in 2001 and the transfer of a vast majority of the remaining ECS operations into Enbridge Gas Distribution in the fourth quarter of 2002.

Noverco

The contribution from Noverco was $24.2 million in 2003, compared with $20.6 million in 2002. The increase is due to the 2003 results including a $6.0 million dilution gain, resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. Equity earnings from Noverco in 2002 were higher than 2001, mainly due to lower financing costs and higher incentive earnings.

Variations from normal weather do not affect Noverco’s earnings as Gaz Metro is not exposed to weather risk. A significant portion of the Company’s earnings from Noverco is in the form of dividends on its preference share investment, which is based on the yield of 10-year Government of Canada bonds plus 4.34%. The weighted average dividend yield on the preference shares, which is reset annually, was approximately 10% for each of the last three years.

Enbridge Gas New Brunswick

Earnings from Enbridge Gas New Brunswick improved in 2003 due to increased customer connections. Earnings were better in 2002 than 2001 due to a full year of operations.

Gas Services

Gas Services experienced a loss of $5.9 million for the year ended December 31, 2003, compared with a loss of $7.8 million in 2002. The improvement is due primarily to the commencement of fee-based gas service management contracts with certain U.S.-based companies in late 2002 and increased demand for natural gas and associated transmission services, reducing merchant capacity losses on Alliance and Vector. Losses in 2002 were $2.5 million higher than those in 2001 due to the reduced basis differentials between Alberta and Chicago, and between Chicago and Dawn, Ontario, which increased the losses on the Company’s Alliance and Vector merchant capacity. The basis differential is the cost of transportation between natural gas hubs and determines the revenue that can be obtained from merchant transportation capacity.

30     Management’s Discussion and Analysis

Aux Sable

Enbridge owns a 42.7% interest in the Aux Sable facilities, which process natural gas delivered through Alliance. As the gas transported by Alliance is liquids-rich, it must be processed prior to delivery to other systems. Aux Sable commenced operations in December 2000 and has the capacity to process up to 1.6 bcfd of natural gas. In 2003, the loss from Aux Sable was $6.9 million, a weakening of $3.8 million from the 2002 loss of $3.1 million. The additional loss reflects the combined effect of higher natural gas prices and lower ethane prices relative to 2002, most significantly during the second quarter of 2003. The results from Aux Sable in 2003 also reflect the increase in ownership interest from 30.9% to 42.7% offset by lower depreciation as the acquisition of the additional interest was at a discount to the book value.

Losses in 2002 were lower than those in 2001 by $3.1 million due to better margins between natural gas liquids and natural gas throughout 2002. The Company’s ownership interest in Aux Sable increased from 21.4% to 30.9% in the fourth quarter of 2002.

Outlook

Enbridge Gas Distribution

2004 Rate Application

EGD filed its fiscal 2004 rate application with the OEB in April 2003. EGD’s objective was to return to an appropriate regulatory schedule whereby rates would be set prospectively. EGD’s 2004 rate application requested that rates for 2004 be set by increasing 2003 rates by 90% of the forecast Ontario consumer price index, that being an increase of 1.8%. EGD reached a partial settlement with certain intervenors to accept this innovative approach to rate setting.

The OEB accepted the negotiated settlement proposal for the 2004 rates on September 4, 2003, thus allowing rates to be in place for the start of the 2004 fiscal year. The OEB also added a sharing mechanism to fiscal 2004, whereby if earnings on a weather normalized basis exceed the benchmark return on equity (ROE), these excess earnings would be shared on a 50/50 basis between the ratepayers and Enbridge.

Acceptance by the OEB of EGD’s 2004 Rate Application was successful in returning the rate-making schedule to a prospective basis by setting 2004 rates as a function of the forecast consumer price index for the fiscal 2004 year. EGD filed the 2005 Rate Application with the OEB in December 2003. The hearing is expected to be held in June 2004.

Review of OEB Formula for Setting ROE

In September 2003, the OEB completed a hearing to review and consider possible revisions to the current ROE formula that is adjusted by any change in the long-term Canadian bond yield. EGD filed evidence to propose a ROE for 2004 of 11.2%. The increase in the requested ROE reflects EGD’s belief that this is more representative of a risk-adjusted return within the North American equity markets. A decision was issued on January 16, 2004, which dismissed the application and confirmed the use of the existing formula. A ROE of 9.69% is embedded in the 2004 rates.

Legislative Change and Future Regulatory Direction

On August 1, 2003, the Ontario Energy Board Consumer Protection and Governance Act, 2003 was proclaimed, providing a new mandate for the OEB. The legislation provides for improved regulatory processes, performance measurement and reporting by the OEB, as well as the establishment of the OEB as a self-financing Crown Agency.

Management’s Discussion and Analysis     31

Gas Distribution Access Rule

The OEB, pursuant to the Energy Competition Act, has undertaken the development of a Gas Distribution Access Rule (GDAR). The stated purpose of the GDAR is to establish rules governing natural gas distributors’ conduct in relation to gas marketers and to establish conditions of access to distribution services. The OEB issued the final version of the GDAR in December 2002. Despite EGD’s arguments with respect to the GDAR’s position on customer mobility and billing options, the GDAR mandates that distributors, including EGD, provide gas marketers with the option to consolidate the gas distribution charges to consumers on the marketers’ own bill, forcing the distributor to appoint the marketer as its billing agent. EGD would have to undertake extensive system changes and negotiate new contractual arrangements in order to effect the GDAR directives. Accordingly, EGD and Union Gas Limited both appealed the so-called vendor consolidated billing aspects of the GDAR to the Ontario Divisional Court. The Ontario Divisional Court heard the appeals in August 2003 and in September 2003, the Court issued a decision dismissing the appeals and upholding the OEB’s jurisdiction to enact the vendor consolidated billing portions of the GDAR. Both EGD and Union Gas Limited, Ontario’s other principal gas distributor, have been granted leave from the Ontario Court of Appeals to hear an appeal of the Ontario Divisional Court’s decision.

In the interim, the Company is working closely with the OEB and gas marketers to resolve other outstanding GDAR implementation issues.

Enbridge Gas New Brunswick

Customer attachment to the EGNB system has been slower than expected. EGNB plans to increase the attachment rate by becoming actively involved in the sale of the natural gas commodity and the sale, installation and service of natural gas equipment to the residential and small commercial markets. This “bundled” approach was approved by the provincial legislation during 2003.

Capital Expenditures

Capital expenditures in 2004 for the Gas Distribution and Services business are expected to be approximately $287 million. The majority of the expenditures relate to expansion of and core maintenance on the EGD system. It is anticipated that these additions will be financed through internal funds as well as short and medium-term borrowings.

Business Risks

Enbridge Gas Distribution

The business risks inherent in the natural gas distribution industry impact the ability of EGD to realize the revenue level required to generate the allowed return on equity. These business risks include timely and adequate rate relief, accuracy in forecasting distribution volume, and, most importantly, achieving the forecast natural gas distribution volume. The new Ontario government’s intentions with respect to the current freeze in electricity prices, which expires in 2006, and the direction of natural gas prices in the medium to long term will impact EGD’s competitiveness in the energy market.

Volume Risks

Since customers are billed on a volumetric basis, the ability to collect the total revenue requirement (the cost of providing service) depends upon achieving the forecast distribution volume established in the rate-making process. The probability of realizing such volume is contingent upon four key forecast variables: weather; economic conditions; pricing of competitive energy sources; and the number of customers.

Sales and transportation of gas for customers in the residential and commercial sectors account for approximately 77% (2002 – 74%) of total distribution volume. Weather during the year, measured in degree-days, has a significant impact on distribution volume as a major portion of the gas distributed to these two markets is used ultimately for space heating.

32     Management’s Discussion and Analysis

Distribution volume may also be impacted by the increased adoption of energy efficient technologies along with more efficient building construction that continues to place downward pressure on annual average consumption. In addition, technology issues combined with increased costs of residential natural gas water heaters may pressure EGD’s market share for natural gas water heaters.

Sales and transportation service to large volume commercial and industrial customers is more susceptible to prevailing economic conditions. As well, the pricing of competitive energy sources affects volume distributed to these sectors as some customers have the ability to switch to an alternate fuel. Customer additions are important to all market sectors as continued expansion adds to the total consumption of natural gas.

Even in those circumstances where EGD attains its total forecast distribution volume, it may not earn the approved return on equity due to other forecast variables such as mix of sales and transportation of gas for customers, the mix between the higher margin residential and commercial sectors, and lower margin industrial sector. The timing of gas sales is also a factor, as higher rates are charged during the winter season than during the summer season.

Rate Relief

Through the regulatory process, the OEB approves the return on equity that EGD is allowed to earn, in addition to various other aspects of utility operations.

Rate relief could also be sought for significant unforecasted amounts allowing EGD to recover the costs of providing and maintaining the quality of its service while achieving the allowed rate of return on rate base.

EGD does not profit from the sale of the natural gas commodity nor is it at risk for the difference between the actual cost of gas purchased and the price approved by the OEB. This difference is deferred as a receivable from or payable to ratepayers until the OEB approves its disposition. EGD monitors the balance and its potential impact on ratepayers and requests, on a quarterly basis, interim rate relief that will allow EGD to recover or refund the gas commodity cost differential.

Forecasting Accuracy

Forecasting accuracy is a risk since rate applications are made or rates are established in advance based on anticipated distribution volume by class of customer. Forecasts are also made for the future cost of capital including the forecast yield rate for long-term Government of Canada Bonds used in the determination of the return on equity. Consequently, the forecasting process ensures that any changes in cost of service, regardless of whether they are caused by inflation or by level of business activity, would be recovered in new rates approved for that fiscal year based on the anticipated distribution volume.

Gas Services

Earnings from Gas Services are dependent upon the basis (location) differentials between Alberta and Chicago and between Chicago and Dawn. To the extent that the difference in the price of natural gas in the various locations is not greater than the cost of transportation between Alberta and Chicago or Dawn, earnings will be negatively affected.

Aux Sable

Earnings from Aux Sable will continue to be exposed to the effect of unfavorable spreads between the sale prices of natural gas liquids and the purchase price of replacement natural gas. Earnings would be negatively impacted by a decrease in the spread and positively impacted by an increase in the spread. Aux Sable has initiated a hedging program which will mitigate its earnings volatility.

Management’s Discussion and Analysis     33

INTERNATIONAL

Financial Results

(millions of Canadian dollars)	2003	2002	2001
OCENSA/CITCol	32.3	35.3	35.1
CLH	46.3	33.3	–
Jose Terminal and Other	(6.3)	(0.6)	0.5

	72.3	68.0	35.6

Business Activities

International includes earnings from the investments in OCENSA, a crude oil pipeline in Colombia, and CLH, Spain’s largest refined products transportation and storage business. Earnings also include fees earned from technology and consulting services provided by Enbridge Technology Inc.

OCENSA is a cost investment on which the Company earns a stated return and which contributes a significant portion of the earnings. The Company also has responsibility for the operations of the pipeline, through CITCol, and earns a fee for this service, which includes incentive earnings for operating performance.

The Company owns a 25% interest in CLH of Spain. The primary activity of CLH is the storage and shipment of refined products through a comprehensive distribution network throughout Spain. Earnings are based on a fee for service and are dependent on throughput volumes and storage levels.

As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership, in which the company holds a 45% ownership, has filed a notice of contract termination and has filed for international arbitration, as provided for in the operating agreement. The company ceased recognition of earnings commencing February 1, 2003. Other is primarily administration and business development costs and the results of the Technology business.

Results of Operations

Earnings increased by $4.3 million to $72.3 million in 2003 primarily as a result of higher earnings from CLH, which was due to increased volumes and the impact of a stronger Euro, partially offset by a reduction in marine fleet revenues due to the scheduled retirement of certain ships. These increased earnings were partly offset by the termination of the Jose Terminal operating agreement and lower incentive earnings from CITCol.

Earnings in 2002 increased by $32.4 million to $68.0 million. The increase was primarily due to the acquisition of a 25% interest in CLH during the first quarter of 2002.

Outlook

The International business will continue to focus on select countries in key regions based on global trends in supply and demand. In addition, opportunistic acquisitions will be assessed based on risk and reward. The technology and consulting business provides support in connection with identification and development of equity participation projects.

Increased international asset rationalization, the changing corporate strategies of multinationals, and the privatization of energy transportation activities in focus regions should continue to present grassroots investment and acquisition opportunities. Opportunities will be evaluated against the Company’s strict investment criteria. Latin America and Western Europe are key regions of interest. Enbridge plans for the International segment to contribute approximately 15% of the Company’s earnings over the long term.

34     Management’s Discussion and Analysis

Business Risks

The International business is subject to risks related to political and economic instability, currency volatility, market volatility, government regulations, foreign investment rules, security of assets, and environmental considerations. The Company assesses and monitors international regions and specific countries on an ongoing basis for changes in these risks. Risks are mitigated by a combination of Enbridge’s governance involvement, contractual arrangements, operation of the assets, regular analysis of country risk, as well as foreign currency hedging and insurance programs.

CORPORATE

(millions of Canadian dollars)	2003	2002	2001
Corporate	(76.6)	(44.4)	(55.1)

The Corporate segment includes business development activities not attributable to a specific business segment, corporate financing costs and other corporate activities.

Corporate costs amounted to $76.6 million in 2003, an increase of $32.2 million from 2002. During 2003, the Company incurred slightly lower financing costs more than offset by various negative factors in the fourth quarter including increased business development costs, an expense for stock-based compensation, and other corporate costs primarily relating to prior year business dispositions and final settlements. The Company adopted the fair-value based method of accounting for stock-based compensation effective January 1, 2003.

Corporate costs totalled $44.4 million in 2002, compared with $55.1 million in 2001. In 2002, Corporate included an after-tax gain on the sale of securities of $17.8 million and lower financing costs. Preferred securities distributions increased in 2002 due to the new issue in February 2002.

DISCONTINUED OPERATIONS

In January 2002, the Company announced the sale of the retail and commercial Energy Services business, including the water heater rental program, to focus on its core activities of energy transportation and distribution. The sale, for proceeds of $1 billion, was completed in the second quarter of 2002. This business included: the water heater rental program; retail appliance, fireplace and water heater sales and service; and mass market commercial plumbing, heating, ventilation and air conditioning, appliance repair and electrician contractor services in Canada and the United States.

Earnings from discontinued operations for the year ended December 31, 2002 were $242.3 million, compared with $45.3 million for 2001. The 2002 results included a gain on sale of $240.0 million. Earnings in 2001 included a full year’s results of operations and $14.3 million related to the positive effect of income tax rate reductions.

CRITICAL ACCOUNTING POLICIES

Rate Regulation

The Company follows generally accepted accounting principles, which may differ for regulated operations from those otherwise expected in non-regulated businesses. These differences occur when the regulatory agencies render their decisions on rate applications and generally involve the timing of revenue and expense recognition to ensure that the actions of the regulator, which create assets and liabilities, have been reflected in the financial statements.

The accounting for these items is based on an expectation of the future actions of the regulator. For example, the Company does not record future income taxes related to its regulated operations as the taxes payable method is prescribed by the regulator for rate-making purposes and there is reasonable expectation that all such future income taxes will be recovered in rates when they become payable. Similarly, the deferral of differences between amounts included in rates and actual experience for specified expenses is based on the expectation that the regulator will approve the refund to or recovery from ratepayers of the deferred balance, normally in the following year.

Management’s Discussion and Analysis     35

If the regulator’s future actions are different from the Company’s expectations, the timing and amount of the recovery of liabilities or refund of assets, recorded or unrecorded, could be significantly different from that reflected in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash generated from operations, commercial paper issuances, available capacity under credit facilities, and access to capital markets in Canada and the United States for the issuance of long-term debt, equity, or other securities is expected to be sufficient to satisfy liquidity requirements.

The Company continues to manage its debt-to-equity ratio to maintain a strong balance sheet. The debt-to-equity ratio at December 31, 2003, including short term borrowings, but excluding non-recourse short and long-term debt of its joint ventures, was 61.4%, compared with 64.4% at the end of 2002. The reduced leverage was primarily a result of the proceeds received on the sale of assets to EIF.

Operating Activities

Cash provided by operating activities, before changes in operating assets and liabilities and cash from discontinued operations, was $965.0 million for the year ended December 31, 2003, compared with $732.7 million and $735.7 million for 2002 and 2001, respectively.

Cash from operations in 2003 reflects fluctuations due to the higher gas prices and distribution volumes of the Enbridge Gas Distribution business. Temporary differences between accounting and taxable income, driven by changes in gas costs to be settled with ratepayers, have increased the amount of future income taxes in 2003. The significant variance in operating assets and liabilities is due to an increase in accounts receivable and gas in storage resulting from higher gas costs pending recovery from ratepayers, as well as higher equal billing plan balances.

In 2002, cash from operations before changes in operating assets and liabilities was consistent with the prior year. Earnings from continuing operations were lower but include higher non-cash charges, which increased cash from operations. The non-cash charges include the writedown on the sale of the Midcoast assets and higher future income tax expense. The decreased funding requirements for operating assets and liabilities in 2002 was due to lower gas in 2002.

Since the Company’s pension plans are adequately funded, no additional funding above usual levels is anticipated for 2004.

Investing Activities

Cash provided from investing activities for the year ended December 31, 2003 was $259.5 million compared with cash used in investing activities of $251.7 million in 2002 and $1,621.7 million in 2001. Investing activities in 2003 represented a source of cash primarily as a result of the proceeds received on the sale of assets to EIF. Both 2003 and 2002 reflect the repayment by EEP of short-term loans required to finance acquisitions with additional amounts received in 2003 as a majority of these loans have now been repaid.

Additions to property, plant and equipment primarily related to the gas distribution utility and are consistent with prior years. Other capital additions include the construction of the Hardisty caverns and the core maintenance on the other systems. In 2002 and 2001, capital additions were higher as a result of the Terrace expansion, new facilities on the Athabasca System, and those related to Enbridge Midcoast Energy while owned by the Company.

Other investing activity in 2003 was limited to the acquisition of the Cushing-to-Chicago Pipeline and additional investments in the Alliance and Vector pipelines net of cash acquired.

36     Management’s Discussion and Analysis

Other investing in 2002 and 2001 was significantly higher as a result of some significant transactions. During 2002, the Company completed the acquisition of the Northeast Texas assets, included in the asset sale to EEP; acquired a 25% equity investment in CLH; and increased its equity ownership of Alliance. These items represent the majority of cash used for investing purposes and more than offset the cash inflows from the sale of the Enbridge Midcoast Energy assets and Energy Services business.

Financing Activities

Over the three-year period, the Company’s financing requirements have reflected its growth and investment strategies. The decision to finance with debt or equity is based on the capital structure for each business and the overall capitalization of the consolidated enterprise. Certain of the regulated pipeline and gas distribution businesses issue long-term debt to finance capital expenditures. This external financing may be supplemented by debt or equity injections from the parent company. Debt, and equity when required, has been issued to finance business acquisitions, investments in subsidiaries, and long-term investments. Funds for debt retirements are generated through cash provided from operating activities, as well as through the issue of replacement debt.

Financing activity in 2003 includes the payment of dividends and a net reduction in debt through utilization of the cash proceeds from the sale of assets to EIF. Dividends have remained consistent with the prior year with the exception of those on the common shares, which reflects a higher number of common shares as well as an increase in the dividend rate consistent with the companies’ earnings growth.

In 2002, cash used for financing activities to reduce short-term debt was partially offset by cash received from the issue of additional common shares and preferred securities. These activities were consistent with the goal of improving the Company’s debt-to-equity ratio and financing the growth in the business. Proceeds from the issuance of shares by EEM were used to invest in i-units of EEP, as described above.

Payments due for contractual obligations over the next five years and thereafter are as follows:

		Less than			After
(millions of Canadian dollars)	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt	4,693.1	450.0	968.6	589.3	2,685.2
Non-recourse long-term debt	725.4	32.5	84.4	72.0	536.5
Non-recourse capital leases	61.2	1.7	3.6	3.6	52.3

RISK MANAGEMENT

Operating Risk

As Enbridge continues to diversify its energy transportation and distribution businesses in North America and internationally, the risk profile of the Company will change. Entry into non-regulated businesses imposes greater economic exposure and requires more “at risk” capital. The Company’s expectation of higher returns from these businesses justifies the level of risk. In addition, these operating risks are actively managed through insurance and other programs.

Market Risk

Earnings and cash flows are subject to volatility stemming from movements in interest rates, certain commodity prices, and the Canadian dollar exchange rate relative to other currencies. The Company has adopted an earnings-at-risk methodology to measure its exposure to market risk. To manage market risk, Enbridge uses derivative financial instruments to create offsetting positions to specific exposures. The Company has established risk management policies, approved by the Board of Directors, covering the use of derivative financial instruments for hedging purposes. Ongoing monitoring and senior management reporting procedures are in place. Derivative financial instruments are not used to create speculative positions. The financial instruments used and outstanding are described in Note 15 to the consolidated financial statements.

Management’s Discussion and Analysis     37

Foreign Exchange Risk

The Company has a hedging program to eliminate 80% to 100% of the long-term exposure related to its foreign currency denominated cash flows. The Company also hedges certain of its foreign currency denominated net equity investments. The redemption of the investment in OCENSA also is hedged.

Interest Rate Risk

Enbridge is exposed to interest rate fluctuations on variable rate debt and floating to fixed swaps are used to manage this exposure. The Company monitors its levels of fixed and variable rate debt instruments and, from time to time, fixed to floating swaps are used to help maintain balances of each commensurate with the Company’s financing strategies. The Company also enters into interest rate derivatives to hedge a portion of the interest cost of future debt issues related to specific capital projects.

Commodity Price Risk

The Company uses over-the-counter natural gas price swaps and options to manage physical exposures that arise from the merchant capacity commitments on the Alliance and Vector pipelines. The Company also uses these derivative instruments to manage any exposures that may arise from physical asset optimization and natural gas supply agreements.

As a result of the Company’s ownership interest in Aux Sable Liquid Products L.P., it is exposed to the price differential between natural gas and natural gas liquids (“NGL”). This risk is hedged through the use of over-the-counter derivatives whereby the forward prices of gas and NGLs are fixed with swaps, or capped, or collared with options.

For the period that the Enbridge Midcoast Energy assets were owned, the Company was exposed to the margin between the price of natural gas and natural gas liquids. Enbridge used over-the-counter commodity derivatives to fix the selling price of the natural gas liquids and the cost of purchasing natural gas to establish the margins. The derivative financial instruments used to manage this exposure were transferred to EEP as part of the sale transaction.

Natural Gas Supply Management

Customers of EGD are exposed to changes in the price of the natural gas commodity. A portion of the future natural gas supply requirements is hedged using natural gas swaps and options that manage the price of natural gas, as allowed by the OEB. Since the cost of the natural gas commodity is paid by customers, this risk mitigation strategy is for the account of the customers. The OEB monitors the policies, procedures and results of this hedging program.

Derivative Financial Instruments Used for Risk Management

(millions of dollars unless otherwise noted)
December 31,	2003			2002
	Notional	Fair Value		Notional	Fair Value
	Principal	Receivable/		Principal	Receivable/
	or Quantity	(Payable)	Maturity	or Quantity	(Payable)	Maturity
Foreign exchange
U.S. cross currency swaps	535.8	(30.6)	2005-2022	535.8	24.9	2005-2022
Euro cross currency swaps	434.7	(46.1)	2004-2019	371.1	(54.4)	2003
Forwards (cumulative exchange amounts)	1,889.5	67.9	2004-2022	1,993.0	(244.6)	2003-2022
Energy commodities
Natural gas (bcf)	63.6	12.4	2004-2008	35.3	(1.5)	2003-2004
Natural gas supply management (bcf)	13.1	(3.4)	2004	5.9	(0.2)	2003
Interest rates
Interest rate swaps	561.0	1.9	2005-2029	934.1	0.6	2003-2029
Forward interest rate swaps	532.0	(1.0)	2004-2005	–	–	–

38     Management’s Discussion and Analysis

In addition, the Company has forward foreign exchange contracts with a notional principal of Canadian $214.0 million (2002 – $448.6 million), to exchange Canadian for U.S. dollars. The outstanding instruments expire in 2005 and 2007. The contracts are not effective hedges for accounting purposes but offset an exposure related to income taxes on foreign currency gains or losses on Canadian dollar debt of a U.S. subsidiary. These instruments are recorded at fair value and have a fair value payable of $10.5 million as at December 31, 2003 (2002 – $36.9 million receivable).

The fair values of derivatives have been estimated using year-end market information. These fair values approximate the amount that the Company would receive or pay to terminate the contracts.

Fair Values of Other Financial Instruments

The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The carrying amount of all financial instruments classified as current approximates fair value because of the short maturities of these instruments. The estimated fair values of all other financial instruments are based on quoted market prices or, in the absence of specific market prices, on quoted market prices for similar instruments and other valuation techniques.

The carrying amounts of all financial instruments, except for debt, approximate fair value. The fair value of debt does not include the effects of hedging.

Total Debt

(millions of dollars)
December 31,	2003		2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Liquids Pipelines	881.4	990.6	981.3	1,084.5
Gas Distribution and Services	1,674.5	1,972.1	1,749.0	1,989.2
Corporate	3,362.1	3,540.1	3,962.3	4,081.3

	5,918.0	6,502.8	6,692.6	7,155.0

Non-recourse debt of the joint ventures has a carrying value of $786.6 million and fair value of $845.7 million.

QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars, except for per share amounts)
2003	First	Second	Third	Fourth	Total
Operating revenue from continuing operations	1,045.8	1,887.1	1,068.1	854.3	4,855.3
Operating income from continuing operations	157.2	449.3	182.7	102.2	891.4
Margin	0.150	0.238	0.171	0.120	0.184
Earnings applicable to common shareholders
Continuing operations	103.8	445.4	90.7	27.3	667.2
Discontinued operations	–	–	–	–	–

	103.8	445.4	90.7	27.3	667.2
Earnings per common share
Continuing operations	0.63	2.70	0.54	0.16	4.03
Discontinued operations	–	–	–	–	–

	0.63	2.70	0.54	0.16	4.03
Dividends per common share	0.415	0.415	0.415	0.415	1.660

Management’s Discussion and Analysis     39

(millions of Canadian dollars, except for per share amounts)
2002	First	Second	Third	Fourth	Total
Operating revenue from continuing operations	1,073.2	1,645.8	1,171.0	657.5	4,547.5
Operating income from continuing operations	152.9	336.4	30.8	88.7	608.8
Margin	0.138	0.203	0.026	0.135	0.132
Earnings applicable to common shareholders
Continuing operations	105.0	199.1	(3.9)	34.0	334.2
Discontinued operations	8.1	234.2	–	–	242.3

	113.1	433.3	(3.9)	34.0	576.5
Earnings per common share
Continuing operations	0.66	1.26	(0.03)	0.20	2.09
Discontinued operations	0.05	1.48	–	(0.02)	1.51

	0.71	2.74	(0.03)	0.18	3.60
Dividends per common share	0.38	0.38	0.38	0.38	1.52

1	Quarterly Financial Information has been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Operating revenue from continuing operations fluctuates primarily due to the seasonality of the Company’s gas distribution business. This business has a September 30 year end, which results in consolidation by the Company on a quarter lag basis. Therefore, peak revenues are recorded in the Company’s second quarter, which represents Enbridge Gas Distribution’s winter months. The positive effect of colder than normal weather contributed to an increase in revenues and earnings during the second and fourth quarters of 2003, as well as the third quarter of 2002. Significant items which impacted 2003 and 2002 quarterly earnings are as follows:

•	First quarter earnings in 2003 include a $7.1 million regulatory disallowance in the Company’s gas distribution business.

•	First quarter earnings in 2002 include a $17.8 million after-tax gain on a sale of marketable securities and a $6.1 million dilution gain on an EEP unit issuance.

•	Second quarter earnings in 2003 include a $169.1 million after-tax gain on the sale of assets to the Enbridge Income Fund in June 2003 and a $9.2 million dilution gain on an EEP unit issuance.

•	Second quarter earnings in 2002 include a $240.0 million after-tax gain on the sale of the Company’s Energy Services business in May 2002.

•	Third quarter earnings in 2002 include a $76.3 million after-tax writedown of the Enbridge Midcoast Energy assets, which were subsequently sold to Enbridge Energy Partnership.

•	Fourth quarter earnings in 2003 include a $11.1 million dilution gain on an EEP unit issuance, and a $6.0 million dilution gain related to Noverco. Offsetting the gain is a $26.0 million write-down of a regulatory receivable and a $4.6 million regulatory decision on outsourcing, both in the Company’s gas distribution business.

•	Fourth quarter earnings in 2002 include a further $5.9 million after-tax writedown of the Enbridge Midcoast Energy assets from that recorded in the fourth quarter of 2002.

FOURTH QUARTER 2003 HIGHLIGHTS

Fourth quarter earnings of $27.3 million in 2003 were $6.7 million lower than earnings for the fourth quarter of 2002. Earnings growth was noted in the quarter from additional facilities put into service at the Enbridge and Athabasca Systems in early 2003, and from equity earnings from Enbridge Income Fund. In addition, the fourth quarter of 2003 also included a dilution gain from EEP of $11.1 million. These additional sources of earnings were more than offset by additional corporate expenses relating to business development, an expense for stock-based compensation, and other corporate costs primarily relating to prior year business dispositions and final settlements. Fourth quarter earnings were further reduced as a result of a $26.0 million writedown of a regulatory receivable, and a $4.6 million affiliate outsourcing disallowance in the Gas Distribution and Services segment.

40     Management’s Discussion and Analysis

SUPPLEMENTARY INFORMATION

Outstanding Share Data	Number of units outstanding
Preferred Shares, Series A	5,000,000
(non-voting equity shares)
Common shares — issued and outstanding	171,963,027
(voting equity shares)
Total issued and outstanding stock options	4,685,762

Outstanding share data information is provided as at January 23, 2004.

Related Party Transactions

Neither EEP nor EIF have employees and accordingly they use the services of the Company for managing and operating their businesses. These services, which are charged at cost in accordance with service agreements, amount to $128.9 million (2002 – $97.2 million; 2001 – $56.2 million) for EEP and $4.7 million for EIF, which began operation on June 30, 2003.

Vector Pipeline uses the services of Enbridge, a 60% interest owner, to operationally manage its business. These services, which are charged at cost in accordance with service agreements, amounted to $3.3 million for 2003 (2002 – $4.1 million; 2001 – $3.4 million).

EGD acquires its customer care services from CustomerWorks Limited Partnership under an agreement having a five-year term starting January 2002. EGD is charged market prices for these services, which amounted to $95.5 million in 2003 (2002 – $71.8 million).

EGD has contracted for gas transportation services from Alliance Pipeline Limited Partnership and Vector Pipeline Limited Partnership. EGD is charged market prices for these services, which amounted to $40.7 million in 2003 (2002 – $41.3 million; 2001 – $34.8 million) for Alliance Pipeline, and $23.2 million in 2003 (2002 – $25.2 million; 2001 – $20.7 million) for Vector Pipeline.

A subsidiary of the company earns rental revenue from CustomerWorks Limited Partnership for the use of an automated billing system. In 2003, this revenue amounted to $25.5 million (2002 – $35.1 million). CustomerWorks Limited Partnership began operations on January 1, 2002.

In 2003, Enbridge Gas Services Inc. purchased $33.6 million (2002 – $6.3 million; 2001 – nil) of gas from Enbridge Marketing (US) Inc.

The Company also provides consulting and other services to affiliates. Market prices are charged for these services where they are reasonably determinable; where no market price exists, a cost-based price is determined and charged. The Company may also purchase consulting and other services from affiliates. Prices are determined on the same basis as services provided by the Company. The trade receivable and payable balances include amounts received or paid on behalf of the Company or affiliates.

The Company and affiliates invoice on a monthly basis and amounts are due and paid on a quarterly basis.

Additional information relating to Enbridge is available on www.sedar.com.

Dated February 24, 2004

When used in this document, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Management’s Discussion and Analysis     41